UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

WESCO International, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-14989	25-1723342
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
225 West Station Square Drive Suite 700 Pittsburgh, Pennsylvania		15219
(Address of principal executive offices)		(Zip Code)
Kenneth S. Parks (412) 454-2200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
√  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1 for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
WESCO International, Inc. (WESCO) presents this disclosure for the year ending December 31, 2014, to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule), which requires public companies to disclose the use of conflict minerals and whether they have been sourced from the Democratic Republic of Congo (DRC), Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (Covered Countries). Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“conflict minerals”).

Where WESCO discovered conflict minerals necessary to the functionality or production of products manufactured by WESCO or contracted to be manufactured by WESCO for the year 2014, WESCO conducted a good faith reasonable country of origin inquiry (RCOI) regarding those conflict minerals. The investigation was reasonably designed to determine whether any of the conflict minerals originated in the Covered Countries or were from recycled or scrap sources.

Based on that RCOI, WESCO was unable to determine the country of origin of those conflict minerals. Therefore, WESCO prepared a Conflict Minerals Report (CMR) describing such due diligence measures and attached the CMR as an Exhibit to Form SD hereto.

For reporting year 2014, an independent private sector audit is not required, and therefore, WESCO did not subject the CMR for independent private sector audit.

A copy of WESCO’s Conflict Minerals Report for the reporting period from January 1, 2014 to December 31, 2014 is filed as Exhibit 1.01 hereto and is publicly available at http://wesco.investorroom.com, under the separate heading “Conflict Minerals Disclosure.” The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit
A copy of WESCO’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.
Section 2 – Exhibits
Item 2.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WESCO International, Inc.
(Registrant)

/s/ Kenneth S. Parks	May 29, 2015
By Kenneth S. Parks Senior Vice President and Chief Financial Officer	(Date)

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